Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three Months Ended
March 31, 2018
(Millions)
Earnings:
Income (loss) before income taxes	$384
Less: Equity earnings	(82)
Income (loss) before income taxes and equity earnings	302
Add:
Fixed charges:
Interest incurred	218
Rental expense representative of interest factor	3
Total fixed charges	221
Distributed income of equity-method investees	140
Less:
Interest capitalized	(9)
Total earnings as adjusted	$654
Fixed charges	$221
Ratio of earnings to fixed charges	2.96